Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Entevo Corporation	Delaware
Curasoft, Inc.	California
BindView Development International	Delaware
BindView Deutschland GmbH	Germany
Netect Ltd.	Israel
Netect Inc	Delaware
BindView UK Ltd.	United Kingdom
BindView Development SARL	France
BindView India Private Limited	India
BindView do Brasil Limitada	Brazil
BindView Mexico, S. de R.L. de C.V.	Mexico
BV Servicios Mexico, S. de R.L. de C.V.	Mexico